SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                For 28 April 2004


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Bank of Ireland
28 April 2004

Bank of Ireland announces sale of stake in Euroconex joint venture

Bank of Ireland ("BOI") announces that it has entered binding legal agreements to sell its 50% shareholding in EuroConex Technologies Limited ("Euroconex") to a European affiliate of NOVA Information Systems ("NOVA"), a subsidiary of US Bancorp. NOVA currently owns the balancing 50% stake. The transaction is conditional, inter alia, on appropriate regulatory approvals and is expected to close by June 30th 2004. The consideration payable to BOI following the sale of its 50% shareholding amounts to approximately EUR40 million. The profit on disposal will be shown as an exceptional item in the BOI's results for the 6 months to 30 September 2004.

Contacts:

Fiona Ross Head of Group Investor Relations            604 3501
Dan Loughrey Head of Group Corporate Communications    604 3833

BOI is a leading provider of financial services products in the Republic of Ireland and the UK. It reported total assets of EUR98 billion at 30 September 2003 and generated pre-tax profits of EUR1.17 billion in the year to 31 March 2003.

Euroconex provides an integrated payment processing service to financial institutions and merchants in Ireland, the UK and in selected European markets.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 28 April 2004